Exhibit 99.1

STAK Inc. Regains Compliance with Nasdaq Bid Price Requirement

CHANGZHOU, China, April 14, 2026 /PRNewswire/ — STAK Inc. (the “Company” or “STAK”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced that on April 13, 2026, the Company received a letter (the “Compliance Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5550(a)(2). As a result, the matter has been closed.

As previously disclosed, on October 15, 2025, the Company received a notification letter from Nasdaq indicating that the closing bid price of the Company’s Class A ordinary shares had been below $1.00 per share for 30 consecutive business days. Nasdaq has since determined that, for the last 10 consecutive business days, from March 27, 2026 to April 10, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

With Nasdaq’s confirmation of compliance, STAK remains listed on The Nasdaq Capital Market under the ticker symbol “STAK”.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com